ANGLO AMERICAN

SEC MAIL PROCESSING
RECEIVED
JUN 19 2006
WASH, D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

06014537

12 June, 2006

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcemens on the following dates:

- Proposed Interim Dividend dates – 12 June 2006

Director/PDMR Interests

- SIP – 8 June 2006
- Peter Smith (PDMR) – 7 June 2006
- Ralph Havenstein (PDMR) – 7 June 2006

AA plc - Purchase of own shares to hold in treasury

- 1 June 2006
- 2 June 2006
- 5 June 2006
- 6 June 2006
- 7 June 2006
- 8 June 2006
- 9 June 2006
- 12 June 2006

PROCESSED
JUN 22 2006
THOMSON FINANCIAL

For and on behalf of Anglo American plc

Yours faithfully

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 60 copies

dw 6/21

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached extract of an announcement by our subsidiary, Anglo Platinum Limited, regarding share dealing by Mr R Havenstein. Mr Havenstein is a Person Discharging Managerial Responsibility (PDMR) of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

Issuer Long Name	:	Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol	:	AMS
ISIN	:	ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

Name of Director	:	Mr R Havenstein
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	6 June 2006
Share Purchase Price	:	R576,6062
Amount of Shares	:	530 shares
Total Value	:	R305 601,29
Class of Security	:	Ordinary shares of 10 cents each
Nature of Transaction	:	Purchase of shares
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed

7 June 2006

ENDS

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Wednesday 7 June 2006:

1. The SIP trust acquired a total of 10,623 ordinary shares at a price of £19.72 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 7 ordinary shares at a price of £19.72 and were allocated 7 matching shares, free of charge:

R J King	(PDMR)
R S Robertson	(PDMR)
P Smith	(PDMR)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
8 June 2006

Anglo American plc ("the Company")

Director/PDMR's Interests

The Company announces that on 6 June 2006 Mr P Smith, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
13,000	£6.9750	£20.244693
18,000	£7.6550	£20.244693

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
7 June 2006

Press Release

ANGLO AMERICAN plc

Proposed Interim Dividend Dates
(Dividend no 15)

Please note that the dates in respect of the interim dividend for the year to 31 December 2006 are currently scheduled as follows:

	2006
Announcement date:	Friday 4 August
US$:Rand currency conversion announced	Monday 7 August*
Last date to trade on the JSE to qualify for dividend:	Friday 18 August
Ex-dividend JSE:	Monday 21 August
Ex-dividend LSE:	Wednesday 23 August
Record date (UK & SA Registers):	Friday 25 August*
(Bank holiday UK:	*Monday 28 August)*
US$:£/€ currency conversion Announced:	Tuesday 29 August
Last day for receipt of DRIP Mandates by CSDPs:	Wednesday 30 August
Last day for receipt of DRIP Mandates by the UK & SA Registrars:	Thursday 31 August
Dividend warrants mailed:	Wednesday 20 September
Payment date:	Thursday 21 September

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 31 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 470,000 ordinary shares of Anglo American plc at prices equivalent to between £20.59 and £21.51 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 7,291,493 ordinary shares, representing 0.53 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

1 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 1 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 410,000 ordinary shares of Anglo American plc at prices equivalent to between £20.44 and £21.24 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 7,701,493 ordinary shares, representing 0.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

2 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 2 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 253,940 ordinary shares of Anglo American plc at prices equivalent to between £20.69 and £21.21 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 7,955,433 ordinary shares, representing 0.53 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

5 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 5 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 200,000 ordinary shares of Anglo American plc at prices equivalent to between £20.81 and £21.21 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 8,155,433 ordinary shares, representing 0.54 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

6 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 6 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 460,000 ordinary shares of Anglo American plc at prices equivalent to between £19.77 and £20.41 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 8,615,433 ordinary shares, representing 0.57 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

7 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 7 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 340,000 ordinary shares of Anglo American plc at prices equivalent to between £19.42 and £19.89 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 8,955,433 ordinary shares, representing 0.60 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

8 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 8 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 710,000 ordinary shares of Anglo American plc at prices equivalent to between £18.30 and £19.37 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 9,665,433 ordinary shares, representing 0.64 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

9 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 9 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 410,000 ordinary shares of Anglo American plc at prices equivalent to between £18.86 and £19.47 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 10,075,433 ordinary shares, representing 0.67 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

12 June 2006

END.